

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

July 28, 2022

Ashleigh Palmer
Chief Executive Officer
Provention Bio, Inc.
55 Broad Street
Red Bank, NJ 07701

   Re: Provention Bio, Inc.
     Registration Statement on Form S-3
     Filed July 25, 2022
     File No. 333-266307

Dear Mr. Palmer:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Dorrie Yale at 202-551-8776 with any questions.

             Sincerely,

             Division of Corporation Finance
             Office of Life Sciences

cc: Thomas J. Danielski, Esq.